SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 Schedule 13E-4

                          Issuer Tender Offer Statement

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                               AVESIS INCORPORATED
                               -------------------
                              (Name of the Issuer)

                               AVESIS INCORPORATED
                               -------------------
                        (Name of Person Filing Statement)

       Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2
       -------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05650-20-6
                                   ----------
                      (CUSIP Number of Class of Securities)

                             Mr. Joel H. Alperstein
                                    Treasurer
                               Avesis Incorporated
                             3724 North Third Street
                                    Suite 300
                             Phoenix, Arizona 85012
                                 (602) 241-3400

                                 with copies to

                             Walter J. Skipper, Esq.
                                 Quarles & Brady
                             411 E. Wisconsin Avenue
                         Milwaukee, Wisconsin 53202-4497
                                 (414) 277-5119

--------------------------------------------------------------------------------
(Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices
           and Communications on Behalf of Person Filing Statements.)

                                 April 23, 1998
--------------------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

Calculation of Filing Fee:

Transaction Value $727,837.50               Amount of Fee $146*

*For purposes of calculating fee only. This amount assumes the purchase of 388,180 shares of Class A, Nonvoting Cumulative Convertible Preferred Stock, Series 2 at $1.875 per share. The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended as the average of $1.125 (bid) and $2.625 (ask).

         This Schedule 13E-4 Issuer Tender Offer Statement is being filed by Avesis Incorporated. Avesis Incorporated is the issuer of the class of securities which is the subject of the Schedule 13E-4 transaction. A copy of the Offer to Exchange is attached as an Exhibit hereto. The information contained in the Offer to Exchange is incorporated by reference in answer to the items of this Issuer Tender Offer Statement and the Cross Reference Sheet set forth below shows the location in the Offer To Exchange of the information required to be included in response to the items of this Issuer Tender Offer Statement. The information contained in the Offer to Exchange, including all exhibits and annexes thereto, is hereby expressly incorporated by reference and the responses to each item herein are qualified in their entirety by reference to the information contained in the Offer to Exchange and the exhibits and annexes thereto.


                              Cross Reference Sheet
                              ---------------------
              (Pursuant to General Instructions to Schedule 13E-4)


Schedule 13E-4 Item Number Caption                            Caption in Offer to Exchange (for incorporation by
----------------------------------                            --------------------------------------------------
                                                              reference)
                                                              ----------

1.       Security and Issuer

         (a)      Name and address                            "The Company"

         (b)      Securities
                                                              "Intention of Directors and Executive Officers," "The
                                                              Exchange Offer," and "Description of Capital Stock"

         (c)      Market                                      "Market and Trading Information"

         (d)      Name and address of non-issuer              Not applicable
                  filer


2.       Source and Amount of Funds or Other Considerations

         (a)      Funds                                       "The Exchange Offer" and "Description of Capital Stock"

         (b)      Borrowing of funds                          Not applicable


3.       Purpose of the Tender Offer and Plans or
         Proposals of the Issuer or Affiliate

         (a)      Additional acquisitions                     "Background and Purposes of the Exchange Offer;
                                                              Certain Effects"

         (b)      Extraordinary corporate transaction         Not applicable

         (c)      Sale or transfer of assets                  Not applicable

         (d)      Change in management                        Not applicable

         (e)      Change in dividend rate or policy           "Background and Purposes of the Exchange Offer;
                                                              Certain Effects"

         (f)      Change in corporate structure               "Background and Purposes of the Exchange Offer;
                                                              Certain Effects"

         (g)      Change in charter or bylaws                 "Background and Purposes of the Exchange Offer;
                                                              Certain Effects"

         (h)      Delisting of securities                     Not applicable

         (i)      Termination of registration                 "Certain Effects on Non-Tendering Holders"

         (j)      Suspension of reporting obligation          Not applicable


4.       Interest in Securities of the Issuer                 "Management"


5.       Contracts, Arrangements, Understandings              "Management"
         or Relationships with Respect to the Issuer's
         Securities


6.       Persons Retained, Employed or to Be                  "Management"
         Compensated


7.       Financial Information

         (a)      Material financial data

                  (1)      Audited financial statements       "1997 Form 10-KSB"

                  (2)      Unaudited balance sheets           "Business; Proforma Financial Statements"

                  (3)      Ratio of earnings to fixed         Not applicable

                  (4)      Book value per share               "Business; Proforma Financial Statements"

         (b)      Pro forma data

                  (1)      Balance sheet                      "Business; Proforma Financial Statements"

                  (2)      Income statement                   "Business; Proforma Financial Statements"

                  (3)      Book value per share               "Business; Proforma Financial Statements"


8.       Additional Information

         (a)      Contracts with affiliates                   Not applicable

         (b)      Regulatory requirements                     Not applicable

         (c)      Margin requirements                         Not applicable

         (d)      Material pending legal proceedings          Not applicable

         (e)      Additional material information             Not applicable

9.       Material to be Filed as Exhibits

         (a)      (1)      Offer to Exchange, dated April 23, 1998.

                  (2)      Cover letter to Shareholders, dated April 23, 1998.

                  (3)      Letter of Transmittal.

                  (4)      Notice of Guaranteed Delivery.

                  (5)      Letter to Clients.

                  (6)      Letter to Broker, Dealers, Commercial Banks, Trust Companies, and Other Nominees

         (b)      Loan agreement                              Not applicable

         (c)      Solicitation contracts                      Not applicable

         (d)      Tax legal opinion                           Not applicable

         (e)      Prospectus                                  Not applicable

         (f)      Oral solicitation instructions              Not applicable

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 25, 1998.



                                     AVESIS INCORPORATED



                                     BY: /s/ Joel H. Alperstein
                                        ----------------------------------
                                           Joel H. Alperstein, Treasurer
                                      -5-